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                           August 18, 2021

       Roger Crystal
       Chief Executive Officer
       Opiant Pharmaceuticals, Inc.
       233 Wilshire Blvd., Suite 280
       Santa Monica, CA 90401

                                                        Re: Opiant
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 13,
2021
                                                            File No. 333-258813

       Dear Dr. Crystal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Elton Satusky